UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

   Pursuant to Rule 13-a16 or 15d-16 under the Securities Exchange Act of 1934

                           For the month of June 2006

                              GIANT OIL & GAS INC.
                   ------------------------------------------
                               (Registrant's Name)

                       246 Stewart Green S.W., Suite 4010
                        Calgary, Alberta, Canada, T3H 3C8
                  --------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: Form 20-F [ X ] Form 40-F [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [  ]   No [ X ]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
                                   ----------------



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Property Acquisition

On June 14, 2006, Giant Oil & Gas Inc. (the "Company"), a Canadian corporation, entered into a Petroleum, Natural Gas and General Rights Conveyance (the
"Agreement") with Stone Petroleums Ltd., Supernova Resources Ltd., 349385 Alberta Ltd., and Torland Ltd. (together, the "Vendor") whereby the Company acquired a 100% interest in a Petroleum and Natural Gas lease with the government of the Province of Alberta. The lease acquired by the Company is Alberta Petroleum and Natural Gas lease 0405030802 (the "Lease"). The property to which the Lease pertains (the "Property") is located in the Cooking Lake area of Alberta, as further described below. The Lease provides to the Company the right to explore the Property. The Lease expires on March 24, 2010.

Upon signing of the Agreement, the Company paid the Vendor CDN $7,500 (USD $6,410) and agreed to assume the underlying lease payments to the Province of Alberta of the greater of CDN$3.50 per hectare or CDN$50 per year. In addition, pursuant to a Royalty Agreement, dated June 14, 2006, among the Company and the Vendor, the Vendor is entitled to an overriding 5% royalty on all petroleum substances produced from the Property, if any. The Vendor is entitled to a first and paramount lien upon all of the petroleum substances produced or allocated to the property to secure the payment of any amounts due and payable to the Vendor relating to the royalty.

The Property covers 64 hectares and is located approximately 12.5 miles east of Edmonton, Alberta, Canada. This region of the Province is part of the Alberta Plains. The Property is a very early stage property and has not had any drilling performed on it. The Property is located in an area that is known to host Belly River and Mannville coals.

For all the terms and conditions of the property agreements reference is hereby made to such agreements annexed hereto, respectively, as exhibits 10.1 and 10.2. All statements made herein concerning the foregoing agreements are qualified by references to said exhibits.

SECTION 9-FINANCIAL STATEMENTS AND EXHIBITS

ITEM 9.01 FINANCIAL STATEMENTS AND EXHIBITS.

(a) Financial Statements of business acquired. Not applicable (b) Pro forma financial information. Not applicable (c) Exhibits:

         Exhibit 10.1 Petroleum, Natural Gas and General Rights Conveyance, dated June 14, 2006, among the Company, Stone Petroleums Ltd., Supernova Resources Ltd., 349385 Alberta Ltd., and Torland Ltd.

         Exhibit 10.2 Royalty Agreement dated June 14, 2006, among the Company, Stone Petroleums Ltd., Supernova Resources Ltd., 349385 Alberta Ltd., and Torland Ltd.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1934, as amended, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.


                              GIANT OIL & GAS INC.

                               By: __/s/____________
                               Name: Robert Coale
                                Title: President

Date:    June 21, 2006